UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan Street

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

August 2025 Financing

On August 27, 2025, HUB Cyber Security Ltd. (“we”, “us” or the “Company”) entered into a securities purchase agreement (the “August 2025 SPA”) providing for the issuance of subordinated convertible notes (the “August 2025 Notes”) to certain accredited investors in the aggregate original principal amount of up to $20,000,000 to be issued in multiple closings. Closings under the August 2025 SPA can be held over a period of one year at the election of the lead investor.

At the initial closing, held on August 29, 2025, we issued August 2025 Notes in the aggregate original principal amount of $8,640,625 for an aggregate purchase price of $7,718,750 in cash and the exchange of the notes that we issued previously to investors in July 2025. The notes issued in July and August 2025 resulted in aggregate cash proceeds of $4,625,000 and the exchange of notes issued by us in March and April 2025 in the aggregate principal amount of $2,187,500. The August 2025 Notes issued in consideration for cash were issued with a 20% original issue discount, and the August 2025 Notes issued in consideration for our outstanding notes were issued at a 10% discount pursuant to the terms of such notes. The proceeds of the offerings under the August 2025 SPA will be used for general corporate purposes and operating expenses, including the repayment of debt. In particular, we plan to use proceeds of the offering to repay our loan from Julestar LLC and a portion of our loan from Agile Lending LLC (described below), with the balance of the Agile loan expected to be reinvested in the Company in a subsequent closing under the August 2025 SPA.

The August 2025 Notes mature on August 28, 2027 and bear interest at 4% per annum, payable quarterly in ordinary shares under certain equity conditions (including the effectiveness of a resale registration statement) or, at the Company’s option, in cash. Late payments accrue interest at an additional premium of 8% per year. No scheduled amortization payments are required.

The August 2025 Notes are subordinated to existing senior indebtedness not to exceed $25 million in aggregate. They contain various restrictive covenants, including limitations on dividends, incurrence of indebtedness, certain subsequent equity placements, asset sales and certain variable rate transactions.

The August 2025 Notes are convertible into ordinary shares at the option of the holders at an initial conversion price of $2.88 per share, subject to anti-dilution adjustments for certain dilutive issuances. Holders may elect an alternate conversion price at the lower of the fixed conversion price or 95% of lowest VWAP during the five days up to and including the date of conversion, subject to a $1.00 floor price. If such conversion price is lower than the floor price, the Company would be required to pay the balance in cash.

The August 2025 Notes contain several mandatory and optional redemption provisions. Holders have optional redemption rights in respect of financings pursuant to equity lines of credit and at-the-market offerings, allowing them to require redemption of up to their pro-rata portion of 30% of net proceeds from eligible transactions at a 110% of the redemption amount. Holders also have the right to exchange their August 2025 Notes for the securities issued in a subsequent placement, at a 10% discount. The Company has the right to redeem all a portion of the August 2025 Notes, from time to time, at 120% of the conversion amount. In change of control transactions (with control defined based on a 50% threshold), holders may require redemption at 115% of the conversion amount. Holders also have participation rights in future financings, with the right to purchase their pro-rata portion of 30% of any subsequent placement exceeding $5,000,000 in the aggregate.

Upon events of default (including registration statement failures, trading suspensions, conversion failures, or material breaches), holders may require redemption at 120% of the conversion amount. Upon any bankruptcy event of default, the Company must immediately pay all outstanding amounts multiplied by a 120% redemption premium without requiring notice or demand from holders. If a Holder converts its Note during an event of default and the prevailing market price at the time of conversion (i.e., the lower of (i) the last closing price and (ii) the average closing price for the last five trading days) is lower than the conversion price then in effect, the conversion price will equal the lower of the conversion price than in effect and 90% of lowest VWAP during the five-days up to and including the date of conversion, subject to a $1.00 floor price.

In addition to the August 2025 Notes, at the initial closing under the August 2025 SPA, we issued to the investors warrants to purchase an aggregate of 1,500,108 ordinary shares (the “August 2025 Warrants”). The August 2025 Warrants have an initial exercise price of $3.60 per share, subject to decrease on day 30, 60 and 90 following the issuance date to 20% below the prevailing market price at that time and to anti-dilution adjustments for certain dilutive issuances. The August 2025 Warrants have a term of three years. Cashless exercise is permitted after six months if a resale registration statement is not effective. In connection with a “fundamental transaction”, the holder has the right to exchange its warrant for a similar warrant in the successor entity or cash pursuant to a Black-Scholes formula. Upon an event of default, the holder has the right to redeem its warrant for cash based on a Black-Scholes formula.

The August 2025 Notes and the August 2025 Warrants are subject to a beneficial ownership limitation of 4.99% (subject to increase to 9.99% with 61-day notice and shareholder approval) to prevent any holder from exceeding this threshold. We are required reserve 200% of the shares issuable upon conversion of all August 2025 Notes and August 2025 Warrants at the applicable conversion price or exercise price.

Concurrently with the entry into the August 2025 SPA, we entered into a registration rights agreement, whereby we undertook to file with the SEC a Form F-1 registration statement within 45 days from the initial closing in order to register for resale the shares issuable upon the conversion and/or exercise of the August 2025 Notes and August 2025 Warrants and to use our reasonable best efforts to cause the registration statement to be effective within 90 days from the initial closing (or 120 days in the event of a full SEC review). The registration rights agreement provides for liquidated damages for certain defaults equal to 1% of the original principal amount of the August 2025 Notes for each 30-day period until the default is cured, up to an aggregate of 10% thereof. The registration rights agreement contains other customary terms and conditions, including indemnification obligations.

Rodman & Renshaw LLC acted as sole placement agent for the offering. The fees of the placement agent consisted of a total of $300,000 in cash and the issuance of a warrant to purchase an aggregate of 20,833 ordinary shares on the same terms and conditions as the warrants issued to investors in the offering, except for the potential adjustment of the exercise price on days 30, 60 and 90.

On August 27, 2025, the Company issued a press release titled, “HUB Cyber Security Signs Investor-Led Private Placement Financing of up to $20 million to Scale-Up Enterprise Intelligence, Crypto Infrastructure, and U.S. Expansion”. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

Restructuring of Senior Secured Notes

In connection with the August 2025 SPA, a senior secured lender of the Company agreed to an amendment to extend the maturity date of his senior secured convertible notes of the Company in the aggregate principal amount of $11,000,000 by six months, until February 16, 2026. The amendment also implemented compound interest, whereby interest now accrues on previously accrued interest commencing from August 16, 2025. This extension was granted in consideration for the undertaking by another accredited investor to purchase all of his notes, plus interest accrued thereon, for 100 cents on the dollar, for $14,054,165 (plus interest accrued after August 30, 2025), in two tranches within 60 and 90 days following August 20, 2025, the date of the note purchase and assignment agreement between the parties. If the purchaser fails to meet these payment milestones, the amendment automatically terminates. The amendment maintains all other existing terms and conditions of the notes, including the Company’s obligation to repay the principal amount plus all accrued interest.

To compensate the purchaser for its undertakings under the note purchase and assignment agreement, we issued to the purchaser a convertible note in the principal amount of $1,500,000. The note bears no interest and matures on August 20, 2026 by way of conversion into ordinary shares. The note is also convertible, in whole or in part, at the option of the holder at any time. The conversion price is the lower of (i) 3.00 and (ii) 95% of the lowest VWAP of the Ordinary Shares during the five consecutive trading day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, subject to the Nasdaq floor price. The holder is also entitled to redeem all or portion of the note in cash from the holder’s pro rata portion of 33% of the proceeds received by the Company pursuant to an equity line of credit or at-the-market offering, at a price of 110% of the amount being redeemed. The holder is subject to a beneficial ownership limitation of 4.99%.

In addition to the foregoing, the Company has recently closed the following financings:

Claymore Capital

In July 2025 and August 2025, we entered into subscription agreements with an accredited investor whose investment was arranged by Claymore Capital PTY Ltd. (“Claymore”), for the purchase of an aggregate of 500,000 ordinary shares at $3.00 per share, for total consideration of $1.5 million. Specifically, 250,000 shares were purchased in July 2025 for $750,000, and 250,000 shares were purchased in August 2025 for $750,000. As fees for such investments, we issued pre-funded warrants to Claymore to purchase an aggregate of 560,000 ordinary shares (280,000 ordinary shares in July 2025 and 280,000 ordinary shares in August 2025). Both warrants are expire five years from their respective issuance dates (or upon an exit transaction if earlier) and are subject to a 4.99% beneficial ownership limitation.

In July 2025, we issued a convertible note to an accredited investor introduced by Claymore, with a principal amount of $1,150,000 in consideration for an investment of $1,000,000, on terms substantially similar to the note issued to Claymore in June 2025 described above. Claymore received pre-funded warrants to purchase 200,000 ordinary shares as fees for the foregoing investment. Both warrants expire five years from their respective issuance dates (or upon an exit transaction if earlier) and are subject to a 4.99% beneficial ownership limitation.

In June 2025, we issued to Claymore a convertible note with a principal amount of $2,760,000 and a pre-funded warrant to purchase an aggregate of 300,000 ordinary shares in consideration for investments in multiple installments in the aggregate amount of $2,400,000. The convertible note is unsecured, has a term of five years, does not accrue interest and is not prepayable without consent of the holder. It is convertible into ordinary shares of the Company at any time at the option of the holder at a price of $3.00, subject to adjustment in certain circumstances, including dilutive issuances. In case of a default, the holder of the note will be entitled to receive collateral in the amount of the outstanding principal amount.

J.J. Astor

On May 28, 2025, we amended the loan agreement, dated as of December 30, 2024, with J.J. Astor & Co. (“Astor”) to add an additional loan in the amount of $1,560,000, which was evidenced by a $1,853,750 convertible promissory note payable in 40 weekly installments of $46,343 each (the “May 2025 Convertible Note”). After fees and expenses, the net proceeds of this loan were approximately $1,477,600. We agreed that Astor would hold back $926,875 from the proceeds to ensure the payment of weekly installments. The May 2025 Convertible Note matures on March 30, 2026 and has terms substantially similar to the May 2025 Convertible Note. We also issued to Astor a warrant to purchase 631,570 ordinary shares at $2.47 per share on terms substantially similar to the warrant issued to them in December 2024. The terms of the December 2024 transaction with Astor are described in the Company’s annual report on Form 20-F for the year ended December 31, 2024. In connection with the issuance of the May 2025 Convertible Note, Astor agreed to waive the default under the December 2024 Convertible Note caused by our failure to pay some of the weekly installments. As a result of the default, the principal amount under the December 2024 Convertible Note was increased by 10%, the interest rate during the period in which the default was continuing was increased to 16% per year, compounded monthly, and the December 2024 Convertible Note became convertible at the option of the holder thereof. As of the date hereof, Astor has converted the principal amount of $2,165,497 of the December 2024 Convertible Note into our ordinary shares, pursuant to which conversions we have issued 1,479,153 ordinary shares. On July 16, 2025, Astor assigned the warrant to Wolverine Flagship Fund Trading Limited, which now holds the rights thereunder.

Agile Capital Loan

On April 29, 2025, we entered into a Business Loan and Security Agreement (the “Agile Loan”) with Agile Capital Funding, LLC (as Collateral Agent) and Agile Lending, LLC (as Lead Lender). The Agile Loan provided for a $2,000,000 term loan, including a $200,000 administrative agent fee, resulting in net proceeds of $1,800,000. The total repayment amount, including interest and fees, is $2,980,000. The loan matures 30 weeks from the effective date with weekly repayment scheduled throughout the term, which has yet been fully satisfied. Interest accrues from the effective date until paid in full, with a default rate of 5% above the applicable rate upon an event of default. We agreed to secure Agile Loan by a continuing security interest in substantially all of our property, rights, and assets, including accounts, equipment, inventory, intellectual property, and shares in HUB Cyber Security, Inc. and BlackSwan Technologies, Inc., commencing 42 days after the loan’s effective date.

The Agile Loan contains various customary covenants and includes negative covenants restrict HUB from disposing of business or property, changing key management (Noah Hershcoviz and Lior Davidsohn). Events of default include payment defaults, covenant breaches, material adverse changes, insolvency, and judgments exceeding $50,000.

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this this Report on Form 6-K.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: September 3, 2025	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release entitled “HUB Cyber Security Signs Investor-Led Private Placement Financing of up to $20 million to Scale-Up Enterprise Intelligence, Crypto Infrastructure, and U.S. Expansion”, dated August 27, 2025.

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